02037158

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20949

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D)
OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________.

Commission File Number 33-42942

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SKF USA Inc.
1111 Adams Avenue
Norristown, PA 19403

An Exhibit Index is included in this Form 11-K

REQUIRED INFORMATION

The SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B (the "Plan") is a plan that is subject to the Employees Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 2001 and December 31, 2000 and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 2001.

The Plan financial statements have been examined by Arthur Andersen LLP. A currently dated and manually signed written consent of Arthur Andersen LLP with respect to the Plan financial statements that relate to the fiscal year ended December 31, 2001 which consent is provided as a portion of Exhibit 1 to this annual report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B (the"Plan")

SKF USA Inc.
(Plan Administrator)

By ______________________
Brian J. Duffy
Treasurer

SKF USA Inc.

SKF

May 20, 2002

Norristown, Pa
USA

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Form 11-K
SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B

Commission:

Arthur Andersen LLP has represented to SKF USA Inc. that it's audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, and availability of national office consultation, as well as the availability of personnel at foreign affiliates of Andersen, was not relevant to this audit.

Very truly yours,

Brian J. Duffy
Treasurer

1111 Adams Avenue
Norristown, Pa 19403-2403

Telephone: (610) 630-2800
Fax: (610) 630-2801

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Audited financial statements for SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B, Including Consent of Independent Public Accountant

ANDERSEN

SKF USA Inc.
Pre-tax Accumulation of Capital
For Employees Plan
Single Plan B

Financial statements and supplemental schedule
As of December 31, 2001 and 2000
Together with auditors' report

ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated April 26, 2002, relating to the SKF USA Inc. Pre-tax Accumulation of Capital for Employees Plan Single Plan B financial statements included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8 No. 33-42942.

Arthur Andersen LLP

Philadelphia, PA
May 17, 2002

ANDERSEN

Report of independent public accountants

To the Administrator of the SKF USA Inc.
Pre-Tax Accumulation of Capital for Employees Plan
Single Plan B:

We have audited the accompanying statements of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Philadelphia, Pennsylvania
April 26, 2002

SKF USA Inc.
Pre-tax Accumulation of Capital for Employees Plan
Single Plan B

Table of contents

SKF USA Inc.
Pre-tax Accumulation of Capital for Employees Plan
Single Plan B

Statements of net assets available for benefits
As of December 31, 2001 and 2000

	2001	2000
Assets:		
Total investments	$ 39,664,002	$ 14,645,428
Receivables–		
Employee contributions	—	22,898
Employer contributions	663,931	8,198
Total receivables	663,931	31,096
Net assets available for benefits	$ 40,327,933	$ 14,676,524

The accompanying notes are an integral part of these statements.

SKF USA Inc.
Pre-tax Accumulation of Capital for Employees Plan
Single Plan B

Statement of changes in net assets available for benefits
For the year ended December 31, 2001

	2001
Increases:	
Employee contributions	$ 819,569
Employer contributions	983,289
Investment income	528,387
Asset transfers from other Plan sponsor qualified plans	25,739,408
	28,070,653
Decreases:	
Distributions to participants	1,358,881
Net unrealized/realized losses on investments	1,060,363
	2,419,244
Net increase	25,651,409
Net assets available for benefits, beginning of year	14,676,524
Net assets available for benefits, end of year	$ 40,327,933

The accompanying notes are an integral part of this statement.

SKF USA Inc.
Pre-tax Accumulation of Capital for Employees Plan
Single Plan B

Notes to financial statements
December 31, 2001 and 2000

1. Description of plan:

The following description of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that commenced February 28, 1992. It covers the non-union production workers employed at SKF USA Inc.'s (the Company) SKF/MRC Colebrook Plant, SKF Plain Bearings Colebrook Plant, MRC Gainesville Plant, Chicago Rawhide Gastonia Plant, SKF and Chicago Rawhide warehouse employees, exempt and non-exempt salaried employees of CR Industries, Inc. of Springfield, South Dakota and, as of January 1, 2000, non-exempt employees of Russell T. Gilman, Inc. The Plan took over the assets of the former Gilman Retirement Plan (the Gilman Plan) related to hourly employees as of January 1, 2000, and the appropriate assets of the Gilman Plan were transferred to the Plan on April 3, 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective December 31, 2001, the balances of the hourly employees of the SKF USA Inc. Defined Contribution Retirement Plan, the Chicago Rawhide Defined Contribution Retirement Plan for Hourly Employees and the SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees were transferred into this plan and is shown as asset transfers from other Plan sponsor qualified plans in the statement of changes in net assets available for benefits for the year ended December 31, 2001.

Contributions

Each year, participants may contribute 2 percent to 15 percent of pre-tax annual compensation, as defined by the Plan. Participants may also transfer amounts representing eligible distributions from other qualified plans. The Company matches 50 percent on the first 6 percent of employee contributions. Contributions are subject to certain limitations.

Participant accounts

Each participant's account is credited with the participant's contribution, the participant's share of the Company's contribution, and an allocation of plan earnings, which is based on the participant's account balance.

Vesting

Participants are immediately 100 percent vested in their voluntary contributions, Company contributions and actual earnings thereon. Gilman participants are immediately 100 percent vested in their voluntary contributions and earnings thereon, and in post January 1, 2001 Company contributions, and actual earnings thereon. Gilman pre January 1, 2001 Company contributions and actual earnings thereon are subject to graduated vesting with 100 percent vesting after 7 years of service.

Investment options

Contributions to the Plan are directed, at the participant's option, to any of the following investments:

Vanguard Federal Money Market Fund– Funds are primarily invested in short-term U.S. Government Instruments.

Vanguard Growth and Income Fund– Fund seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of stocks that appear to be undervalued by the market.

Vanguard Prime Money Market Fund– Funds are primarily invested in short-term certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper and corporate obligations.

Vanguard Retirement Savings Trust– Trust seeks to provide a high level of income and a stable share value of $1. The trust invests in investment contracts issued and backed by financial institutions. The crediting interest rate and average yield were 6.19 percent and 5.93 percent for the years ended December 31, 2000 and 2001, respectively.

Vanguard Wellington Fund– Funds are invested in stocks and fixed income securities to provide a combination of long-term growth and income.

Vanguard Windsor Fund– Funds are invested in stocks to provide long-term growth of capital and income.

Vanguard Windsor II Fund– Funds are invested in stocks to provide long-term growth of capital and income from dividends.

Vanguard PRIMECAP Fund– Funds are invested in growth stocks to provide potential long-term growth.

Vanguard Small-Cap Index Fund– Funds are invested in a sample of stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

Vanguard U.S. Growth Fund– Funds are invested in growth stocks.

Vanguard International Growth Fund– Funds are invested in international growth stocks.

Vanguard Total Bond Index Fund– Fund seeks to provide a high level interest income by attempting to match the performance of all other leading bond indexes.

AB SKF ADR Fund– Fund invests in American Depository Receipts (ADRs) of AB SKF's unrestricted "B" stock, allowing participants to invest in company stock of AB SKF, the parent of SKF USA Inc., headquartered in Gothenburg, Sweden. Participation is limited to 50 percent of participant's total balance.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and may impact the amounts reported in the statements of net assets available for benefits.

The following table represents investments that are greater than five percent of net assets at December 31, 2001 and 2000:

	2001	2000
Vanguard Growth and Income Fund	$ *	$ 1,142,875
Vanguard PRIMECAP Fund	7,460,686	4,427,618
Vanguard Wellington Fund	6,780,044	1,804,598
Vanguard Windsor Fund	2,808,135	2,249,494
Vanguard Retirement Savings Trust	6,401,991	2,717,746
Vanguard Prime Money Market	2,066,017	*
Vanguard Windsor II Fund	7,360,626	*

* Less than 5%

Payment of benefits

Upon termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's account, rollover the amount into an IRA or other qualified plan, or leave the balance in the Plan until the age of 65, if the balance is greater than $5,000. The Plan provides that under certain restricted conditions, participants may withdraw their account balance or portion thereof without penalty.

Loans subject to certain limitations

Participants may borrow funds from their accounts up to 50 percent of their balance or $50,000, whichever is lower. A fixed rate of interest determined at First Union National Bank's prime rate of interest plus 1 percent (ranging from 6.0 percent to 10.5 percent at December 31, 2001 and 8.75 percent to 10.5 percent at December 31, 2000) is established at the time of the loan and interest payments are credited to the participant's account when received.

Administration of the plan

The Company has been designated as the Plan Administrator of the Plan for ERISA purposes. The Board of Directors of the Company has appointed the Vanguard Fiduciary Trust Company to manage the assets of the Plan and provide certain record keeping services.

The Company pays all administrative expenses of the Plan, except for individual loan fees which are paid by the participant obtaining the loan.

2. Summary of significant accounting policies:

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with the American Institute of Certified Public Accountants (AICPA) Audit Guide, "Audits of Employee Benefit Plans."

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition

The Plan's investments are stated at fair value with the exception of The Vanguard Retirement Trust Fund. The Vanguard Retirement Trust Fund is carried at contract value which represents contributions made plus interest accrued at the contract rate. However, Plan Management, and The Vanguard Group, the plan manager, believe that the fair value of the trust approximates contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The AB SKF ADR Fund is valued based on the quoted market price of the ADRs of AB SKF's unrestricted "B" stock. Loans to participants are valued at cost, which approximates fair value. Income is recorded on the accrual basis.

Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company matching contributions are recorded in the same period.

Payment of benefit

Benefits are recorded when paid.

3. Unrealized/realized losses:

Net realized and unrealized (losses) gains on investments consist of the following:

Registered investment companies	$ (1,091,060)
AB SKF ADR Fund	30,697
	$ (1,060,363)

4. Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain fully vested in their accounts and distributions occur pursuant to the Plan document.

5. Federal income taxes:

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Management also believes the Plan continues to be designed and operated in accordance with the IRC. As a result, the Plan is qualified and the Trust is exempt from taxes.

6. Related party:

Certain Plan investments are shares of mutual funds managed by The Vanguard Group. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. In addition, the Plan invests in AB SKF American Depository Receipts (ADRs).

SKF USA Inc.
Pre-tax Accumulation of Capital for Employees Plan
Single Plan B

Schedule H, part IV, item 4.i. – Schedule of assets held for investment purposes
As of December 31, 2001

Description of investment	Par value or number of units	Cost	Market value
* Vanguard Federal Money Market Fund	976,982	$ 976,982	$ 976,982
* Vanguard Growth and Income Fund	34,042	1,159,097	959,981
* Vanguard Prime Money Market Fund	2,066,017	2,066,017	2,066,017
* Vanguard Retirement Savings Trust	6,401,991	6,401,991	6,401,991
* Vanguard Wellington Fund	248,718	6,821,364	6,780,044
* Vanguard Windsor Fund	179,548	2,790,073	2,808,135
* Vanguard Windsor II Fund	287,637	7,363,760	7,360,626
* Vanguard PRIMECAP Fund	144,811	8,052,495	7,460,686
* Vanguard Small-Cap Index Fund	18,988	381,300	376,336
* Vanguard U.S. Growth Fund	94,025	2,145,644	1,772,364
* Vanguard International Growth Fund	34,044	554,301	510,999
* Vanguard Total Bond Index Fund	25,904	260,990	262,662
* AB SKF ADR Fund	18,626	192,500	214,196
Loans to participants (interest rates ranging from 6.0% – 10.5%)		1,712,983	1,712,983
Total assets held for investment purposes		$ 40,879,497	$ 39,664,002

*Indicates a party-in-interest.